P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-8439
Christyn_L_Rossman@vanguard.com

July 29, 2016

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard CMT Funds (the “Trust”)
File No. 333-111362
Post-Effective Amendment Number 20

Dear Mr. Parachkevov,

This letter responds to your comments provided on July 19, 2016, on the above referenced post-
effective amendment. The comments apply to Vanguard Market Liquidity Fund and Vanguard
Municipal Cash Management Fund.

Comment 1:	Prospectus – Fund Summary
Comment:	In the Principal Investment Policies, please state each Fund is designated as an institutional money market fund.

Response:	We will modify the introduction to the Principal Investment Risk disclosure to indicate each Fund is an institutional money market fund.

Comment 2:	Prospectus – More on the Fund
Comment:	Pursuant to Item 9 of Form N-1A, please consider including disclosure that the Board of Trustees of Vanguard CMT Funds will impose a liquidity fee in response to a Fund’s weekly liquid assets falling below 10% of its total assets and may impose a liquidity fee or redemption gate in response to a
Fund’s weekly liquid assets falling below 30% of its total assets.

Response:	We will add general disclosure that summarizes the SEC’s 2014 amendments to the rules governing money market funds. On or before the October 2016 compliance date, we will supplement each Fund’s prospectus to disclose that these requirements are in effect.

Comment 3:	Prospectus – Share Price
Comment:	The “Share Price” section states, “The NAV of Vanguard money market funds is expected to remain relatively stable.” Please consider revising the disclosure to indicate each Fund has transitioned to a floating NAV.

Response:	We will clarify the sentence to state that it only applies to government and retail money market funds.

Comment 4:	SAI – Share Price
Comment:	Pursuant to Item 23 of Form N-1A, please consider describing the impact of an investor’s tax and accounting methods (e.g., simplified aggregate method).

Response:	We will add disclosure that describes the impact of an investor’s tax and accounting methods.

Comment 5:	Tandy Requirements
As required by the SEC, each Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
•	The Fund may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-8439 with any questions or comments regarding the above response.
Thank you.

Sincerely,

Christyn L. Rossman
Associate Counsel
The Vanguard Group, Inc.